SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               --------------
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. ___)

                        dick clark productions, inc.
                        ----------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                   --------------------------------------
                       (Title of Class of Securities)

                                1815121-10-4
                                ------------
                               (CUSIP Number)

                             Robert Cote, Esq.
                            Senior Legal Counsel
                      Capital Communications CDPQ Inc.
                   2001, avenue McGill College, 7e etage
                          Montreal, Quebec H3A1G1
                               (514) 847-2614
               ---------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 13, 2002
                             ------------------
          (Date of Event which Requires Filing of this Statement)

                              with copies to:


Jonathan L. Friedman, Esq.                        Sidney M. Horn, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP          Stikeman Elliott
Suite 3400                                        40th Floor
300 South Grand Avenue                            1155 Rene-Levesque Blvd. West
Los Angeles, CA  90071                            Montreal, Quebec

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)



CUSIP No.  1815121-10-4           13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               DCPI Investco, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                      (a)  [  ]
                                                                      (b)  [x ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
             N/A

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                   [  ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                              7          SOLE VOTING POWER
                                                                               0
            NUMBER OF         --------------------------------------------------
             SHARES           8          SHARED VOTING POWER
           BENEFICIALLY                                                7,127,747
          OWNED BY EACH       --------------------------------------------------
             REPORTING        9          SOLE DISPOSITIVE POWER
           PERSON WITH                                                         0
                              --------------------------------------------------
                             10          SHARED DISPOSITIVE POWER
                                                                               0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,127,747
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [   ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           69.9%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------



Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of dick clark productions, inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3003 West Olive Avenue, Burbank, CA 91505-4590.

Item 2.  Identity and background.

         (a) - (c), (f) This Statement is being filed by DCPI Investco, Inc., a Delaware corporation ("Investco" or the "Reporting Person"), with its principal office at 9200 Sunset Boulevard, Los Angeles, CA 90069. Its principal business is holding the securities of DCPI Mergerco, Inc., a Delaware corporation and a wholly-owned subsidiary of Investco ("Mergerco"). The name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each executive officer and director of Investco is set forth on Schedule A hereto, which is incorporated herein by reference.

         (d), (e) During the last five years, neither the Reporting Person nor, to its knowledge, any of the persons listed on Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Capital Communications CDPQ Inc., a Quebec corporation ("CDPQ"), Investco, Mergerco and the Company have entered into an Agreement and Plan of Merger, dated as of February 13, 2002 (the "Merger Agreement"), pursuant to which Mergerco will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. As a condition and inducement to Investco entering into the Merger Agreement, Richard W. Clark, Karen W. Clark and Olive Enterprises, Inc. (collectively, the "Principal Stockholders") entered into a Voting Agreement, dated as of February 13, 2002 (the "Voting Agreement"), with Investco relating to 6,309,142 shares of Common Stock and 818,605 shares of Class A Common Stock of the Company owned by the Principal Stockholders (collectively, the "Shares"). Each share of Class A Common Stock is convertible, at the election of the holder, into one share of Common Stock. Investco did not pay any additional consideration to the Principal Stockholders in connection with the execution and delivery of the Voting Agreement.

         Pursuant to the Voting Agreement, the Principal Stockholders have agreed (i) to vote the Shares on all matters regarding the Merger and the transactions contemplated thereby or any alternate acquisition proposal as to which the Principal Stockholders are entitled to vote at a meeting of the stockholders of the Company, in the manner specified by Investco, and
(ii) to express consent or dissent to corporate action in writing without a meeting on all the Shares for all matters regarding the Merger and the transactions contemplated thereby or any alternate acquisition proposal to which stockholders are allowed to express such consent or dissent without a meeting, in the manner specified by Investco.

         Pursuant to the Voting Agreement, each of the Principal Stockholders has also irrevocably granted to and appointed Pierre Belanger and Helene Belanger or either of them in their respective capacities as officers of Investco, with full power of substitution, as attorneys and proxies to vote all Shares on all matters regarding the Merger and the transactions contemplated thereby or any alternate acquisition proposal as to which the Principal Stockholders are entitled to vote at a meeting of the stockholders of the Company, or to which the Principal Stockholders are entitled to express consent or dissent to corporate action in writing without a meeting, in their absolute, sole and binding discretion.

         The Merger Agreement and the Voting Agreement are included as Exhibits 1 and 2, respectively, to this Statement, and incorporated herein by this reference.

Item 4.  Purpose of Transaction.

         The purpose of the Voting Agreement is to facilitate the Merger pursuant to the Merger Agreement. The information set forth, or incorporated by reference, in Item 3 is incorporated herein by reference. Upon consummation of the Merger, (i) the directors of Mergerco, Richard W. Clark and Francis C. La Maina shall be the directors of the surviving corporation; (ii) the certificate of incorporation of Mergerco shall be the certificate of incorporation of the surviving corporation; (iii) the bylaws of Mergerco shall be the bylaws of the surviving corporation; (iv) the Common Stock will no longer be listed or traded on any securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association; and (v) the Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.

         (a), (b) Pursuant to the Voting Agreement, which is included as
Exhibit 2 to this Statement and incorporated herein by reference, the Reporting Person shares with the Principal Stockholders the power to vote or direct the vote of 7,127,747 shares of Common Stock with respect to the matters described in Item 3 above. The Shares constitute approximately 69.9% of the issued and outstanding shares of Common Stock as of February 13, 2002 (as represented by the Company in the Merger Agreement). Except with respect to the matters described in Item 3 above, the Principal Stockholders retain sole power to vote or direct the vote of the Shares. The Reporting Person does not have any power to dispose or direct the disposition of any of the Shares and disclaims beneficial ownership of the Shares. To the knowledge of the Reporting Person, none of its executive officers or directors beneficially own any shares of Common Stock. The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other entity in which such employment is conducted, and the citizenship of each of the Principal Stockholders is set forth on Schedule B hereto, which is incorporated herein by reference. To the knowledge of the Reporting Person, during the last five years, none of the persons listed on Schedule B hereto
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (c) Except for the information set forth, or incorporated by reference, in Item 3 which is incorporated herein by reference, there have been no transactions by the Reporting Person or, to its knowledge, any of its executive officers or directors, in securities of the Company during the past 60 days.

         (d) To the knowledge of the Reporting Person, the Principal Stockholders have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated herein by reference. Except as described in this Statement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and its executive officers and directors or between any of them and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger, dated as of February 13, 2002, by and among Capital Communications CDPQ Inc., DCPI Investco, Inc., DCPI Mergerco, Inc. and dick clark productions, inc. (Exhibit 2 to the Current Report on Form 8-K of dick clark productions, inc., dated February 15, 2002, is incorporated herein by reference).

         2. Voting Agreement, dated as of February 13, 2002, by and among Richard W. Clark, Karen W. Clark, Olive Enterprises, Inc. and DCPI Investco, Inc. (Exhibit 99.1 to the Current Report on Form 8-K of dick clark productions, inc., dated February 15, 2002, is incorporated herein by reference).



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                DCPI Investco, Inc.

                                By: /s/ Jules Haimovitz
                                    -------------------------------------------
                                     Name:     Jules Haimovitz
                                     Title:    Vice President




Date:  February 25, 2002



                                 SCHEDULE A

          Directors and Executive Officers of DCPI Investco, Inc.

         The following table sets forth the name, business address and principal occupation or employment, and the name, principal business and address of any corporation or other entity in which such employment is conducted, and the citizenship of each director and executive officer of DCPI Investco, Inc.

Director/Executive Officer                                 Present Principal Occupation
--------------------------                                 ----------------------------------------------------

Pierre Belanger (executive officer and director)           President of Capital Communications CDPQ
                                                           Inc., which is a fund manager, and has a
                                                           business address of 2001, McGill College
                                                           Avenue, Montreal, Quebec, H3A 1G1,
                                                           Canada.  Mr. Belanger is a Canadian citizen.

Helene Belanger (executive officer and director)           Vice President of Capital Communications
                                                           CDPQ Inc., which is a fund manager, and has
                                                           a business address of 2001, McGill College
                                                           Avenue, Montreal, Quebec, H3A 1G1,
                                                           Canada.  Mrs. Belanger is a Canadian citizen.

Robert Cote (executive officer)                            Senior Legal Counsel of CDP Capital Inc.,
                                                           which is a fund manager, and has a business
                                                           address of 1981, McGill College Avenue,
                                                           Montreal, Quebec, H3A 3C7, Canada.  Mr.
                                                           Cote is a Canadian citizen.

Ginette Depelteau (director)                               Corporate Secretary of Capital
                                                           Communications CDPQ Inc., which is a fund
                                                           manager, and has a business address of 2001,
                                                           McGill College Avenue, Montreal, Quebec,
                                                           H3A, 1G1, Canada.  Mrs. Depelteau is a
                                                           Canadian citizen.

Jules Haimovitz (executive officer and director)           Consultant to Metro-Goldwyn-Mayer Inc.,
                                                           which is engaged in the worldwide
                                                           production and distribution of entertainment
                                                           product, and has a business address of 2500
                                                           Broadway Street, Santa Monica, CA  90404.
                                                           Mr. Haimovitz is a United States citizen.

Pat Magnarella (director)                                  Vice President of Mosaic Media Group, Inc.,
                                                           which is engaged in talent management and
                                                           the creation, production, distribution,
                                                           exploitation and delivery of entertainment,
                                                           and has a business address of 9200 Sunset
                                                           Boulevard, Los Angeles, CA  90069.  Mr.
                                                           Magnarella is a United States citizen.

Charles Roven (director)                                   Vice President of Mosaic Media Group, Inc.,
                                                           which is engaged in talent management and
                                                           the creation, production, distribution,
                                                           exploitation and delivery of entertainment,
                                                           and has a business address of 9200 Sunset
                                                           Boulevard, Los Angeles, CA  90069.  Mr.
                                                           Roven is a United States citizen.

Allen Shapiro (director)                                  President of Mosaic Media Group, Inc.,
                                                          which is engaged in talent management and
                                                          the creation, production, distribution,
                                                          exploitation and delivery of entertainment,
                                                          and has a business address of 9200 Sunset
                                                          Boulevard, Los Angeles, CA  90069.  Mr.
                                                          Shapiro is a United States citizen.



                                 SCHEDULE B

                           Principal Stockholders

         The following table sets forth the name, business address and principal occupation or employment, and the name, principal business and address of any corporation or other entity in which such employment is conducted, and the citizenship of each of the Principal Stockholders.



Principal Stockholder                                   Present Principal Occupation
---------------------                                   ----------------------------
Richard W. Clark (Principal Stockholder                 Chief Executive Officer of dick clark
 and director and executive officer of                  productions, inc., which is engaged in
 Olive Enterprises, Inc.)                               television production, restaurant
                                                        operation and business  communications,
                                                        and has a business address of 3003 West
                                                        Olive Avenue, Burbank, California
                                                        91505-4590.  Mr. Clark is a United States
                                                        citizen.

Karen W. Clark (Principal Stockholder)                  Vice President - Administration of dick
                                                        clark productions, inc., which is engaged
                                                        in television production, restaurant
                                                        operation and business  communications,
                                                        and has a business address of 3003 West
                                                        Olive Avenue, Burbank, California
                                                        91505-4590.  Mrs. Clark is a United
                                                        States citizen.

Olive Enterprises, Inc. (Principal Stockholder)         Olive Enterprises, Inc. is a privately held
                                                        entity which is engaged in, among other
                                                        things, talent management for Mr. Clark,
                                                        as well as owning and operating real
                                                        estate properties, and has a business
                                                        address of 3003 West Olive Avenue,
                                                        Burbank, California 91505-4590.  Olive
                                                        Enterprises, Inc. is a Pennsylvania
                                                        corporation.

Francis C. La Maina (director and                       President and Chief Operating Officer of
 executive officer of Olive                             dick clark productions, inc., which is
 Enterprises, Inc.)                                     engaged in television production, restaurant
                                                        operation and business  communications,
                                                        and has a business address of 3003 West
                                                        Olive Avenue, Burbank, California 91505-
                                                        4590.  Mr. La Maina is a United States
                                                        citizen.



                               EXHIBIT INDEX



Exhibit                                        Description

1                       Agreement and Plan of Merger, dated as of February 13, 2002, by and among
                        Capital Communications CDPQ Inc., DCPI Investco, Inc., DCPI Mergerco,
                        Inc. and dick clark productions, inc.  (Exhibit 2 to the Current Report on Form
                        8-K of dick clark productions, inc., dated February 15, 2002, is incorporated herein by reference).

2                       Voting Agreement, dated as of February 13, 2002, by and among Richard W.
                        Clark, Karen W. Clark, Olive Enterprises, Inc. and DCPI Investco, Inc.
                        (Exhibit 99.1 to the Current Report on Form 8-K of dick clark productions, inc., dated February 15, 2002, is incorporated herein by reference).